Laara Shaffer
1500, 885 West Georgia Street
Vancouver, B.C. V6C 3E8

July 10, 2006

BC Securities Commission
Alberta Securities Commission
Ontario Securities Commission

Dear Sirs:

Re:	Early Warning Report for Alexander Lenec

This letter is to advise that the above-referenced early warning report was filed on July 7, 2006 under “Other Filings”.

The document was re-filed on today’s date under project #962620.

Yours truly,

“signed

Laara Shaffer